UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at February 20, 2009

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: February 20, 2009

Print the name and title of the signing officer under his signature

  Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.amarcresources.com

AMARC COMPLETES $500,000 FINANCING
BC EXPLORATION UPDATE

February 20, 2009, Vancouver, BC - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCBB: AXREF) announces that, further to its press release dated December 19, 2008, the Company has completed the previously announced private placement financing and has issued 5,000,000 equity units (the "Units") at a price of $0.10 per Unit for gross proceeds of $500,000. Each Unit consists of a flow-through common share and a non-flow-through warrant (a "Warrant"). Each Warrant is exercisable to purchase an additional common share at a price of $0.10 for a 24 month period. The Units are subject to a four month hold period under applicable Canadian securities legislation.

Proceeds from the offering will be used for Canadian exploration expenses.

Amarc also reports that analytical results have been received from the diamond drilling program at the Bodine-Warren property located in the central area of the highly prospective Sitlika Copper-Zinc Belt, near Fort St. James, British Columbia. The 2,241-meter diamond drill program was designed to test targets defined by strong copper and zinc, with associated silver and lead, soil anomalies and induced polarisation geophysical signatures, over a 2,000 meters by 700 meter area. Drilling intercepted thick sequences of favourable felsic volcanic rocks confirming the favourable geological environment for volcanogenic massive sulphide mineralisation. Strong rock alteration was found associated with significant intervals of disseminated to stringer-like zones of sulphide mineralisation that returned strongly anomalous zinc and copper values. However, no economic mineralisation was encountered.

Amarc Resources Ltd. is a Vancouver-based exploration and development company. In recent times Amarc has been focused on early stage exploration with efforts primarily directed towards making the next major new mineral deposit discovery within B.C. Amarc has also recently expanded its search, evaluating proposals from favorable mining jurisdictions around the world. Amarc is affiliated with Hunter Dickinson Services Inc., the personnel and management of which have enjoyed considerable success both in B.C. Examples of successful projects world-wide include Golden Bear, Mt. Milligan, Kemess, Prosperity, Gibraltar, Pebble, Xietongmen, Campo Morado and Burnstone.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Robert A. Dickinson
Chairman

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.